UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Broad Street Realty, Inc.
(Name of Issuer)

Common Stock, par value $0.01 par value per share (Title of Class of Securities)

111294 104 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, New York 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 111294 104	Page 1

1	NAMES OF REPORTING PERSONS
CF Flyer PE Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects the assignment of the Fortress Warrant (as defined below) from CF Flyer PE Investor LLC to CF Flyer Mezz Holdings LLC on December 15, 2022.

CUSIP No.: 111294 104	Page 2

1	NAMES OF REPORTING PERSONS
CF Flyer PE Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects the assignment of the Fortress Warrant (as defined below) from CF Flyer PE Investor LLC to CF Flyer Mezz Holdings LLC on December 15, 2022.

CUSIP No.: 111294 104	Page 3

1	NAMES OF REPORTING PERSONS
FCOF V Expansion USTMA-C LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects the assignment of the Fortress Warrant (as defined below) from CF Flyer PE Investor LLC to CF Flyer Mezz Holdings LLC on December 15, 2022.

CUSIP No.: 111294 104	Page 4

1	NAMES OF REPORTING PERSONS
CF Flyer Mezz Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of common stock, par value $0.01 par value per share (“Common Stock”), of Broad Street Realty, Inc. (the “Issuer”) issuable upon the exercise of the warrant to purchase common stock (the “Fortress Warrant”) of the Issuer, which (i) the Issuer originally issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 5

1	NAMES OF REPORTING PERSONS
FCOF V Expansion ULMA-C Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 6

1	NAMES OF REPORTING PERSONS
FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 7

1	NAMES OF REPORTING PERSONS
Fortress Credit Opportunities Fund V Expansion (G) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 8

1	NAMES OF REPORTING PERSONS
Fortress Credit Opportunities V Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 9

1	NAMES OF REPORTING PERSONS
FCO Fund V GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 10

1	NAMES OF REPORTING PERSONS
Hybrid GP Holdings (Cayman) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 11

1	NAMES OF REPORTING PERSONS
Hybrid GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 12

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 13

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 14

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 15

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which (i) the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022 and (ii) CF Flyer PE Investor LLC assigned to CF Flyer Mezz Holdings LLC on December 15, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Original Schedule 13D”) filed by Fortress (as defined below) and the other reporting persons named therein on November 29, 2022 relating to common stock, par value $0.01 par value per share (“Common Stock”), of Broad Street Realty, Inc., a Delaware corporation (the “Issuer”). This Amendment also constitutes an initial Statement on Schedule 13D for each of CF Flyer Mezz Holdings and FCOF V ULMA. Annex A attached to this Amendment amends and restates Annex A attached to the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The Issuer’s principal executive offices are located at 7250 Woodmont Avenue, Suite 350, Bethesda, Maryland, 20814.

Item 2. Identity and Background

This Amendment amends and restates the disclosure in Item 2 of the Original Schedule 13D with the following:

(a)

(i) CF Flyer PE Investor LLC, a Delaware limited liability company (“CF Flyer Investor”), previously held the Fortress Warrant (as defined below), which it assigned to CF Flyer Mezz Holdings (as defined below) on December 15, 2022.

(ii) CF Flyer PE Holdings LLC, a Delaware limited liability company (“CF Flyer Holdings”), is the sole owner of CF Flyer Investor.

(iii) FCOF V Expansion USTMA-C LLC, a Delaware limited liability company (“FCOF V”), holds the majority of membership interests in CF Flyer Holdings.

(iv) CF Flyer Mezz Holdings LLC, a Delaware limited liability company (“CF Flyer Mezz Holdings”), holds the Fortress Warrant.

(v) FCOF V Expansion ULMA-C Investments LLC, a Delaware limited liability company (“FCOF V ULMA”), holds the majority of membership interests in CF Flyer Mezz Holdings.

(vi) FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series), a Delaware limited liability company (“FCOF V Investments”), holds the majority of membership interests in FCOF V ULMA.

(vii) Fortress Credit Opportunities Fund V Expansion (G) L.P., a Cayman Islands exempted limited partnership (“Fortress Credit V LP”), holds the majority of membership interests in FCOF V Investments.

(viii) Fortress Credit Opportunities V Advisors LLC, a Delaware limited liability company (“Fortress Credit V LLC”), is the investment adviser to Fortress Credit V LP.

(ix) FCO Fund V GP LLC, a Delaware limited liability company (“FCO Fund V”), is the general partner of Fortress Credit V LP.

(x) Hybrid GP Holdings (Cayman) LLC, a Cayman Islands limited liability company (“Cayman GP”), is the parent of the general partners of certain investment funds that hold membership interests in CF Flyer Holdings, including FCO Fund V.

(xi) Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the sole owner of Cayman GP.

(xii) FIG LLC, a Delaware limited liability company (“FIG LLC”), is the parent of the investment advisers to certain investment funds that hold membership interests in CF Flyer Holdings, including Fortress Credit V LLC.

(xiii) Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

(xiv) FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

(xv) Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.

CF Flyer Investor, CF Flyer Holdings, FCOF V, CF Flyer Mezz Holdings, FCOF V ULMA, FCOF V Investments, Fortress Credit V LP, Fortress Credit V LLC, FCO Fund V, Cayman GP, Hybrid GP, FIG LLC, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”

(b) The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c) Fortress is a highly diversified investment manager. The principal business of Fortress and each of the other Reporting Persons is forming, managing, and/or directly or indirectly participating in investment funds or their investments, as the case may be. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment/role of each of the Covered Persons, and is incorporated herein by reference.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Except as otherwise designated on Annex A, each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Each of CF Flyer Mezz Holdings and FCOF V ULMA hereby adopts the disclosure made by the other Reporting Persons in Item 3 of the Original Schedule 13D, as amended hereby, and incorporates by reference into this Item 3 the information set forth in Item 4 of this Amendment in respect of the December 15, 2022 assignment and transfer of the Fortress Warrant.

Item 4. Purpose of Transaction

Each of CF Flyer Mezz Holdings and FCOF V ULMA hereby adopts the disclosure made by the other Reporting Persons in the Original Schedule 13D, as amended hereby. This Amendment supplements the disclosure in Item 4 of the Original Schedule 13D by adding the following:

Fortress Warrant

On December 15, 2022, as part of an internal reorganization of certain assets and in accordance with the terms of the Fortress Warrant, CF Flyer Investor assigned and transferred the Fortress Warrant, which the Issuer originally issued to CF Flyer PE Investor on November 22, 2022, to its affiliate CF Flyer Mezz Holdings for no consideration. In connection with such assignment and transfer, CF Flyer Investor surrendered the original warrant to purchase common stock to the Issuer, whereupon the Issuer issued and delivered a new warrant to CF Flyer Mezz Holdings on terms to those of the original warrant to purchase common stock (further references to the Fortress Warrant shall be deemed to refer to the warrant held by CF Flyer Mezz Holdings). CF Flyer Mezz Holdings now holds the rights in respect of the Fortress Warrant as were previously described as held by CF Flyer Investor.

Joinder Pursuant to Registration Rights Agreement

In connection with the assignment and transfer of the Fortress Warrant and in accordance with the Registration Rights Agreement, on December 19, 2022, the Issuer and CF Flyer Mezz Holdings executed the Joinder Pursuant to the Registration Rights Agreement (the “Joinder”). Pursuant to the Joinder, CF Flyer Mezz Holdings is a party to and bound by the provisions of the Registration Rights Agreement as a holder in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement.

Other than as described in this Amendment (including any information incorporated by reference herein), none of the Reporting Persons nor, to the best of their knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of this Amendment (including any of the matters listed in Item 4 of the Original Schedule 13D not otherwise modified), although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Each of CF Flyer Mezz Holdings and FCOF V ULMA hereby incorporates by reference into Item 5(a) and Item 5(b) the information contained in rows 7, 8, 9, 10, 11 and 13 on the applicable cover page of this Schedule 13D. Each of CF Flyer Mezz Holdings and FCOF V ULMA hereby adopts the disclosure made by the other Reporting Persons in Item 5(a) and Item 5(b) of the Original Schedule 13D, as amended hereby.

This Amendment supplements the disclosure in Item 5(c) of the Original Schedule 13D by adding the following, which is also adopted by each of CF Flyer Mezz Holdings and FCOF V ULMA as its disclosure pursuant to Item 5(c):

This Item 5(c) incorporates by reference the information in Item 4 of this Amendment regarding the assignment and transfer of the Fortress Warrant in respect of the underlying shares of Common Stock.

Each of CF Flyer Mezz Holdings and FCOF V ULMA hereby adopts the disclosure made by the other Reporting Persons in Item 5(d) of the Original Schedule 13D.

Each of CF Flyer Investor, CF Flyer Holdings, and FCOF V hereby amends Item 5(e) of the Original Schedule 13D by adding the following:

On December 15, 2022, upon the transfer of the Fortress Warrant described in Item 4 of this Amendment, each of CF Flyer Investor, CF Flyer Holdings, and FCOF V ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of CF Flyer Mezz Holdings and FCOF V ULMA hereby adopts the disclosure made by the other Reporting Persons in Item 6 of the Original Schedule 13D, as amended hereby, in respect of the Fortress Warrant and the Joinder. This Amendment supplements the disclosure in Item 6 of the Original Schedule 13D by adding the following:

This Item 6 incorporates by reference the information in Item 4 of this Amendment regarding the assignment and transfer of the Fortress Warrant.

Other than as described herein, none of the Reporting Persons is a party to any contracts, arrangements or understandings or has any relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Each of CF Flyer Mezz Holdings and FCOF V ULMA hereby adopts the disclosure made by the other Reporting Persons in Item 7 of the Original Schedule 13D, as amended hereby. This Amendment amends the disclosure in Item 7 of the Original Schedule 13D by replacing Exhibits 99.1 and 99.3 in Item 7 of the Original Schedule 13D and adding Exhibit 99.6.

Exhibit No.	Description
99.1
Joint Filing Agreement, dated as of December 19, 2022, by and among CF Flyer PE Investor LLC, CF Flyer PE Holdings LLC, FCOF V Expansion USTMA-C Investments LLC, CF Flyer Mezz Holdings LLC, FCOF V Expansion ULMA-C Investments LLC, FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series), Fortress Credit Opportunities Fund V Expansion (G) L.P., Fortress Credit Opportunities V Advisors LLC, FCO Fund V GP LLC, Hybrid GP Holdings (Cayman) LLC, Hybrid GP Holdings LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC.

99.3	Warrant to Purchase Common Stock, issued November 22, 2022, by and between Broad Street Realty, Inc. and CF Flyer Mezz Holdings LLC.
99.6	Joinder Pursuant to Registration Rights Agreement, dated December 19, 2022, by and between CF Flyer Mezz Holdings LLC and Broad Street Realty, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2022	CF FLYER PE INVESTOR LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	CF FLYER PE HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FCOF V EXPANSION USTMA-C INVESTMENTS LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

Dated: December 20, 2022	CF FLYER MEZZ HOLDINGS LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

Dated: December 20, 2022	FCOF V EXPANSION ULMA-C INVESTMENTS LLC

By:	/s/ David N. Brooks
Name:	David N. Brooks
Title:	Secretary

Dated: December 20, 2022	FCOF V EXPANSION CDFG MA-C INVESTMENTS LLC (FLYER SERIES)

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (G) L.P.

By: FCO Fund V GP LLC, its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FORTRESS CREDIT OPPORTUNITIES V ADVISORS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FCO FUND V GP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	HYBRID GP HOLDINGS (CAYMAN) LLC By: Hybrid GP Holdings LLC, its managing member

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 20, 2022	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Directors and Officers of CF Flyer PE Investor LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of CF Flyer PE Holdings LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of FCOF V Expansion USTMA-C LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of CF Flyer Mezz Holdings LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of FCOF V Expansion ULMA-C Investments LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Jennifer Sorkin	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series):

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of Fortress Credit Opportunities Fund V Expansion (G) L.P.:

Name:	Principal Occupation/Role:
FCO Fund V GP LLC	General Partner

Directors and Officers of Fortress Credit Opportunities V Advisors LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Peter L. Briger, Jr.	Managing Partner
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of FCO Fund V GP LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Peter L. Briger, Jr.	Managing Partner
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of Hybrid GP Holdings (Cayman) LLC:

Name:	Principal Occupation/Role:
Hybrid GP Holdings LLC	Managing Member

Directors and Officers of Hybrid GP Holdings LLC:

Name:	Principal Occupation/Role:
Peter L. Briger, Jr.	Chairman and Director
Constantine M. Dakolias	President and Director
Joshua Pack	Chief Operating Officer and Director
Daniel N. Bass	Treasurer and Director
David N. Brooks	Secretary and Director

Directors and Officers of FIG LLC:

Name:	Principal Occupation/Role:
Peter L. Briger, Jr.	Co-Chief Executive Officer, Principal and Co-Chairman
Wes Edens	Co-Chief Executive Officer, Principal and Co-Chairman
Randy Nardone	Principal and Director
Daniel N. Bass	Chief Financial Officer and Treasurer
David N. Brooks	Secretary, Vice President and General Counsel

Directors and Officers of Fortress Operating Entity I LP:

Name:	Principal Occupation/Role:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Name:	Principal Occupation/Role:
Wesley R. Edens	Co-Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Co-Chief Executive Officer, Principal and Director
Randal A. Nardone	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Name:	Principal Occupation/Role:
Wesley R. Edens	Class A Director, Principal and Co-Chief Executive Officer
Peter L. Briger, Jr.	Class A Director, Principal and Co-Chief Executive Officer
Randal A. Nardone	Class A Director and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director